Exhibit 4.5

PROMISSORY NOTE

$600,000.00

February 25, 2025

FOR VALUE RECEIVED, the undersigned, NeOnc Technologies Holdings, Inc., a Delaware corporation (“Borrower”), promises to pay to Amir Heshmatpour (who, together with any subsequent holder of this Note, is referred to in this Note as “Lender”), the principal sum of $600,000.00 consisting of $300,000 or monies lent and an original issue discount of $300,000, such unpaid amount bearing no interest, with principal payable in lawful money of the United States of America.

Maturity

Borrower shall pay to Lender the entire unpaid principal balance of this Note on the earlier of (i) one year following the date of this Note or (ii) the date of the Borrower’s direct listing on the Nasdaq Global Market (“Maturity”).

Prepayment

Subject to the next sentence, this Note may be prepaid in whole or in part at any time without penalty or premium.

Default Rate

If the payment due at Maturity is not made, then, without limiting Lender’s other rights or remedies, the outstanding amounts due under this Note shall thereafter bear interest at the rate of ten percent (10%) per annum until paid.

Costs of Collection

Borrower promises to pay (a) all costs and expenses of collection, including without limitation attorneys’ fees, in the event this Note or any portion of this Note is placed in the hands of attorneys for collection, whether or not such collection is effected by means of institution of a lawsuit, and (b) all costs and expenses, including without limitation attorneys’ fees, incurred by Lender in connection with any bankruptcy, insolvency or reorganization proceeding or receivership involving Borrower or any affiliate of Borrower, including without limitation attorneys’ fees incurred in making any appearance in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

Certain Waivers

Borrower (a) waives diligence, grace, demand, presentment for payment, exhibition of this Note, protest, notice of protest, notice of dishonor, notice of demand, notice of non-payment, and any and all exemption rights against the indebtedness evidenced by this Note, and agree to any and all extensions or renewals from time to time without notice and to any partial payments of this Note made before or after maturity, (b) agrees that no such extension, renewal or partial payment shall release Borrower from the obligation of payment of this Note or any installment of this Note, and (c) consents to offsets of any sums owed to Borrower by Lender at any time.

Loss, Theft, Destruction or Mutilation of Note

In the event of the loss, theft or destruction of this Note, upon Borrower’s receipt of a reasonably satisfactory indemnification agreement executed in favor of Borrower by the party who held this Note immediately prior to its loss, theft or destruction, or in the event of the mutilation of this Note, upon Lender’s surrender to the Borrower of the mutilated Note, Borrower shall execute and deliver to such party or Lender, as the case may be, a new promissory note in form and content identical to this Note in lieu of the lost, stolen, destroyed or mutilated Note.

NeOnc Technologies Holdings, Inc.

By:

_______________, its _______________